4 January 2007

The Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

pSivida Limited (pSivida) - Notice Under Section 708A of the Corporations Act 2001 (Cth) (Act)

As previously announced to the Australian Stock Exchange Limited (ASX), pSivida has issued an aggregate of 14,330,768 fully paid ordinary shares (Shares) by way of private placement, issued on 4 January 2007.

The Shares have been issued without disclosure under Part 6D.2 of the Act, and pSivida gives this notice under section 708A(5)(e) of the Act.

pSivida confirms in relation to the issue of the Shares that, as at the date of this notice:

(a)	pSivida has complied with the provisions of Chapter 2M of the Act as they apply to pSivida;

(b)	pSivida has complied with section 674 of the Act; and

(c)	there is no excluded information within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours faithfully
Aaron Finlay
Company Secretary

pSivida Limited Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia T +61 8 9226 5099 F +61 8 9226 5499 E pSivida@pSivida.com W www.pSivida.com ABN 78 009 232 026